SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2021

Commission File Number: 1-14696

China Mobile Limited

(Translation of registrant’s name into English)

60/F, The Center

99 Queen’s Road Central

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F   X  Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____No   X_

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .

EXHIBITS

Exhibit Number
1.1	Announcement with respect to Supplemental Agreement in relation to 5G Co-Construction and Sharing entered into with China Broadcasting Network Group Corporation Limited, dated 10 September 2021

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties. These forward-looking statements include, without limitation, statements relating to:

•	our business objectives and strategies, including those relating to the development of our terminal procurement and distribution business;
•	our operations and prospects;
•	our network expansion and capital expenditure plans;
•	the expected impact of any acquisitions or other strategic transactions;
•

our provision of services, including fifth generation, or 5G, services, wireline broadband services and services based on technological evolution, and our ability to attract customers to these services;

•	the planned development of future generations of mobile technologies, including 5G technologies, and other technologies and related applications;
•

the anticipated evolution of the industry chain of 5G and future generations of mobile technologies, including future development in, and availability of, terminals that support our provision of services based on 5G and future generations of mobile technologies, and testing and commercialization of future generations of mobile technologies;

•	the expected benefit from our collaboration with China Broadcasting Network Corporation Ltd., or China Broadcasting, with respect to the co-construction and sharing of 5G network;
•	the expected benefit from our investment in and any arrangements with China Tower Corporation Limited (or China Tower, formerly known as China Communications Facilities Services Corporation Limited);
•

the expected impact of the implementation in the mainland of China of the policy of “speed upgrade and tariff reduction” and the cancellation of roaming tariffs on our business, financial condition and results of operations;

•	the expected impact of tariff changes on our business, financial condition and results of operations;
•

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

•	the potential impact of the outcome of the State Administration for Market Regulation’s investigation on us;
•	the impact of the outbreak of the coronavirus disease, or COVID-19, a disease caused by a novel strain of coronavirus, on the PRC economy and our operations and financial performance;

•

the impact of Executive Order 13959 signed by the President of the United States and any rules or regulations adopted, guidance issued or actions taken by U.S. regulators to implement or comply with Executive Order 13959, including the ongoing delisting proceedings of our ADSs;

•	the impact of the Holding Foreign Companies Accountable Act and any rules or regulations adopted by U.S. regulators to implement such legislation;
•	the completion of our proposed A share offering;
•	the expected impact of new service offerings on our business, financial condition and results of operations; and
•	future developments in the telecommunications industry in the mainland of China, including changes in the regulatory and competitive landscape.

The words “aim”, “anticipate”, “believe”, “could”, “endeavor”, “estimate”, “expect”, “intend”, “may”, “plan”, “seek”, “should”, “strive”, “target”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. We do not intend to update these forward-looking statements and are under no obligation to do so.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including the risk factors set forth in the “Risk Factor” section of our latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MOBILE LIMITED

Date:	September 13, 2021	By:	/s/ Dong Xin
			Name:	Dong Xin
			Title:	Executive Director and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUPPLEMENTAL AGREEMENT IN RELATION TO

5G CO-CONSTRUCTION AND SHARING ENTERED INTO WITH

CHINA BROADCASTING NETWORK GROUP CORPORATION LIMITED

INTRODUCTION

This announcement is made by China Mobile Limited (the “Company”) pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to (i) the announcement of the Company dated 6 June 2019 in relation to, among other things, the grant of the basic telecommunications service operating permit for “5th Generation Digital Cellular Mobile Service (5G)” to China Mobile Communications Group Co., Ltd. (a company incorporated in China with limited liability, which is the ultimate controlling shareholder of the Company) by the Ministry of Industry and Information Technology of the People’s Republic of China; (ii) the announcement of the Company dated 20 May 2020 in relation to, among other things, the entering into of the Collaborative Framework Agreement between China Mobile Communications Group Co., Ltd. and China Broadcasting Network Group Corporation Limited (“CBN”) in relation to 5G co-construction and sharing; and (iii) the announcement of the Company dated 26 January 2021 in relation to, among other things, the entering into of specific collaboration agreements (i.e. 5G Network Co-construction and Sharing Collaboration Agreement, 5G Network Maintenance Collaboration Agreement, Market Collaboration Agreement and Network Usage Fee Settlement Agreement, aforementioned specific collaboration agreements together with the Collaborative Framework Agreement are collectively referred to as the “Existing Agreements”) between China Mobile Communication Co., Ltd. (a wholly-owned subsidiary of the Company) (“CMC”) and CBN in relation to 5G co-construction and sharing. Unless otherwise required by context, capitalised terms used in this announcement shall have the same meanings given to them in the announcement of the Company dated 26 January 2021.

The Board announces that, on 10 September 2021, CMC, on behalf of China Mobile Communications Group Co., Ltd. and 31 provincial subsidiaries, entered into the 5G Network Co-construction and Sharing Supplemental Agreement (the “Supplemental Agreement”) with CBN. The key terms of the Supplemental Agreement are as follows.

SCOPE OF COLLABORATION

Co-construction and Sharing of 700MHz Wireless Network

The Parties shall co-construct and share 700MHz Wireless Network based on all 700MHz frequency bands of the radio spectrum in respect of which CBN had been permitted to use by relevant national departments. CMC shall initially bear all construction costs of the 700MHz Wireless Network within the agreed scope under the Supplemental Agreement and shall initially own the assets underlying the said Wireless Network. Both Parties have the right to use the 700MHz Wireless Network. Subject to compliance with applicable laws, regulations and regulatory requirements, CBN under appropriate conditions may purchase 50% of the 700MHz equipment and assets such as wireless base stations and antennas from CMC, pursuant to the joint ownership of assets as contemplated under the Existing Agreements by stages, at the then assessed market fair value. Without consent from the other Party, any Party may not dispose of (including transfer, mortgage or pledge) its ownership in all or any 700MHz Wireless Network assets within the scope of collaboration.

PLANS FOR SETTLEMENT

CBN shall pay CMC network usage fees on terms as agreed between the Parties based on fair and reasonable negotiations.

Save for terms and contents expressly agreed in the Supplemental Agreement, there is no change to other terms and contents of the Existing Agreements.

By Order of the Board

China Mobile Limited

Yang Jie

Chairman

Hong Kong, 10 September 2021

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from those implied by such forward-looking statements. In addition, the Company does not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Yang Jie, Mr. Dong Xin, Mr. Wang Yuhang and Mr. Li Ronghua as executive directors and Dr. Moses Cheng Mo Chi, Mr. Paul Chow Man Yiu, Mr. Stephen Yiu Kin Wah and Dr. Yang Qiang as independent non-executive directors.